UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2004 (February 11, 2004)

Commission File Number: 333-100125

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1323 North Stemmons Freeway, Suite 212, Dallas, Texas
75207

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Short-Term Opportunity Fund I LP, (the "Partnership"), hereby amends its Current Report on Form 8-K dated February 11, 2004 to provide the required financial statements relating to the acquisition by the Partnership of the Woodall Rodgers Property, located in Dallas, Texas, as described in such Current Report.

After reasonable inquiry, the Partnership is not aware of any material factors relating to the Woodall Rodgers Property that would cause the reported financial information relating to the Woodall Rodgers Property not to be necessarily indicative of future operating results.

Item 7. Financial Statements and Exhibits

(c) Exhibits

None

Report of Independent Auditors

To the Partners of
 Behringer Harvard Short-Term Opportunity Fund I, LP:

In our opinion, the Statement of Revenues and Certain Expenses presents fairly, in all material respects, the revenues and certain expenses of the Woodall Rodgers Property (the "Property") for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Property's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit of the Statement of Revenues and Certain Expenses provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with certain rules and regulations of the Securities and Exchange Commission as described in Note 1 to the Statement of Revenues and Certain Expenses, and is not intended to be a complete presentation of the revenues and expenses of the Property.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
April 14, 2004

Woodall Rodgers Property
Statement of Revenues and Certain Expenses
For the Year Ended December 31, 2003

Revenues:

Rental income	$	1,381,780
Other income		153,810
Total revenues		1,535,590

Expenses:

Maintenance and service contracts		120,340
Utilities		158,390
Management fees		140,436
Administrative		91,541
Property taxes and insurance		224,850
Ground lease expense		305,496
Total expenses		1,041,053
Revenues in excess of certain expenses	$	494,537

The accompanying notes are an integral part of this statement.

Woodall Rodgers Property
Notes to the Statement of Revenues and Certain Expenses
For the Year Ended December 31, 2003

1.   **Basis of Presentation and summary of Significant Accounting Policies**

On February 11, 2004, Behringer Harvard Short-Term Opportunity Fund I LP, (the "Partnership") acquired a five-story office building (the "Woodall Rodgers Building"), containing approximately 74,090 rentable square feet (unaudited) and a free-standing single-story bank office building with drive-through lanes (the "Bank Building"), both located on approximately 1.7 acres (unaudited) subject to a ground lease that expires in 2097 (the "Improved Property"). The Partnership also acquired 1.6 acres (unaudited) of undeveloped land adjoining the Improved Property (the "Development Property" and together with the Improved Property, the "Woodall Rodgers Property") located in Dallas, Texas. The contract purchase price of Woodall Rodgers Property was $10,300,000, excluding closing costs. The Statement of Revenues and Certain Expenses presents the operations of the Woodall Rodgers Property for the year ended December 31, 2003.

The accompanying statements have been prepared on the accrual basis of accounting. The statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Partnership. The statements are not intended to be a complete presentation of the revenues and expenses of the Property for the year ended December 31, 2003 as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Property have been excluded.

Revenue Recognition

Tenant leases are accounted for as operating leases. Rental revenue includes minimum rents. Other income consists of recoveries of certain operating expenses, parking and other income. Additional rents from recoveries of certain operating expenses are recognized as revenues in the period the applicable costs are incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2. Leases

The minimum future rentals of tenant leases based on noncancelable operating leases held as of December 31, 2003 are as follows:

2004	$	1,414,532
2005		1,344,463
2006		1,137,018
2007		805,742
2008		756,372
Thereafter		509,652
Total	$	5,967,779

3. Major Tenants

The following presents rental revenue from tenants who individually represent more than 10% of the Woodall Rogers Property's total rental revenue for the year ended December 31, 2003:

		2003
Republic Title	$	352,606
Bank One, N.A.		260,000
SFI of Delaware LLC		162,827
The Mullen Company		140,721

4. Ground Lease

The Woodall Rodgers Property is subject to a ground lease that expires in 2097, with rent escalations due after June 30, 2004 and every eight years thereafter through 2092. The rent escalations are based on a formula and are subject to maximum monthly payments. The future minimum payments, excluding any future rent escalations, under the ground lease are as follows:

2004	$	328,422
2005		351,348
2006		351,348
2007		351,348
2008		351,348
Thereafter		31,182,135
	$	32,915,949

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Condensed Consolidated Financial Information

On February 19, 2003, the Partnership commenced an Offering of up to 10,000,000 units of limited partnership interests at a price of $10 per unit pursuant to a Registration Statement on Form S-11 filed under the Securities Act of 1933, (the "Offering"). The Registration Statement also covers up to 1,000,000 units available to be issued at $10 per unit pursuant to the Partnership's distribution reinvestment plan. The Offering is a best efforts continuous offering that terminates no later than February 19, 2005.

In September 2003, the Partnership made its initial acceptance of subscriptions for 159,784 partnership units, which satisfied the minimum offering requirement of $1,500,000 established for the Offering. In addition, the minimum offering requirement of $2,500,000 for the Partnership's special escrow account for New York residents was satisfied on October 16, 2003, and the Partnership accepted subscriptions from the New York residents on that date. The minimum offering requirement of $5,500,000 for the Partnership's special escrow account for Nebraska and Pennsylvania residents was satisfied on January 2, 2004, and the Partnership accepted subscriptions from residents of these two states on that date.

On February 11, 2004, the Partnership acquired a five-story office building in Dallas, Texas containing approximately 74,090 rentable square feet and a bank drive-thru, both located on approximately 1.7 acres of land subject to a ground lease that expires in 2097 (collectively, the "Improved Property"). The Partnership also acquired approximately 1.6 acres of undeveloped land adjoining the Improved Property (the "Development Property," and together with the Improved Property, the "Woodall Rodgers Property"). The purchase price of the Woodall Rodgers Property was $10,300,000 plus closing costs of $527,216. The Partnership used an interim financing mortgage note of $3,600,000 with Benchmark Bank to pay a portion of the purchase price and paid the remaining purchase price from proceeds of the Offering.

The Woodall Rodgers Property is held by Behringer Harvard Woodall Rodgers LP, in which Behringer Harvard Woodall Rodgers GP, LLC (the "General Partner") a wholly owned subsidiary of the Partnership is the general partner, the Partnership is the Class A Limited Partner and PRG Realty Partners, Ltd ("PRG") is the Class B Limited Partner. Distributions of cash from operations are to be made on a quarterly basis to the General Partner and the Partnership. Distributions of cash from a capital transaction are to be distributed first to the General Partner and Partnership until their capital account balances are reduced to zero, and then to the Partnership until the limited partners of the Partnership have received distributions in the aggregate resulting in an internal rate of return of 17%. The remaining balance is to be distributed 50% to the Partnership and 50% to PRG. PRG holds a $1 minority interest in the consolidated pro forma financial statements of the Partnership.

In the opinion of management of the Partnership, all material adjustments necessary to reflect the effects of the above transactions have been made.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2003

The following unaudited Pro Forma Condensed Consolidated Balance Sheet is presented as if the Partnership had acquired the Woodall Rodgers Property as of December 31, 2003 and had accepted the actual subscriptions that were accepted between January 1, 2004 and February 1, 2004 for 516,481 limited partnership units as of December 31, 2003. This Pro Forma Condensed Consolidated Balance Sheet should be read in conjunction with the Pro Forma Condensed Consolidated Statement of Operations of the Partnership and the historical financial statements and notes thereto of the Partnership as filed on Form 10-K for the year ended December 31, 2003. The Pro Forma Condensed Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Partnership completed the above transactions on December 31, 2003, nor does it purport to represent the future financial position of the Partnership.

	Historical Amounts as Reported (a)	Pro Forma Adjustments		Pro Forma Total
Assets				
Land	$ -	$ 2,913,451	**(c)**	$ 2,913,451
Buildings, net	-	6,270,980	**(c)**	6,270,980
Real estate intangibles, net	-	1,642,785	**(c)**	1,642,785
Cash and cash equivalents	4,572,566	4,553,334	**(b)**	2,003,255
		(7,073,125)	**(c)**	
		(49,520)	**(d)**	
Restricted cash	4,314	(3,000)	**(b)**	1,314
Prepaid expenses and other assets	31,590	36,170	**(c)**	67,760
Financing fees	-	49,520	**(d)**	49,520
Total assets	$ 4,608,470	$ 8,340,595		$ 12,949,065
Liabilities and partners' capital				
Liabilities				
Accounts payable	$ 11,062	$ -		$ 11,062
Payables to affiliates	50,760	-		50,760
Accrued liabilities	59,825	190,261	**(c)**	250,086
Mortgage payable	-	3,600,000	**(c)**	3,600,000
Subscriptions for limited partnership units	4,000	(3,000)	**(b)**	1,000
Total liabilities	125,647	3,787,261		3,912,908
Commitments and contingencies				
Partners' capital				
Limited partners - 11,000,000 units authorized; 522,219 and 1,038,700 units issued and outstanding as of December 31, 2003 respectively	4,482,335	4,553,334	**(b)**	9,035,669
General partners	488	-		488
Total partners' capital	4,482,823	4,553,334		9,036,157
Total liabilities and partners' capital	$ 4,608,470	$ 8,340,595		$ 12,949,065

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Condensed Consolidated Statement of Operations is presented as if the Partnership had acquired the Woodall Rodgers Property as of January 1, 2003 and had accepted the actual subscriptions that were accepted between January 1, 2004 and February 1, 2004 for 516,481 limited partnership units as of January 1, 2003. This Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with the Pro Forma Condensed Consolidated Balance Sheet of the Partnership and the historical financial statements and notes thereto of the Partnership as filed on Form 10-K for the year ended December 31, 2003. The Pro Forma Condensed Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual financial position would have been had the Partnership completed the above transactions on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Historical Amounts as Reported (a)	Statement of Revenues and Certain Expenses (b)	Pro Forma Adjustments		Pro Forma Total
Revenue					
Rental revenue	$ -	$ 1,381,780	$ (106,033)	(g) $	1,275,747
Other income	-	153,810	-		153,810
Total revenues	-	1,535,590	(106,033)		1,429,557
Expenses					
Maintenance and service contracts	-	120,340	-		120,340
Utilities	-	158,390	-		158,390
Property taxes and insurance	-	224,850	-		224,850
Ground lease expense	-	305,496	-		305,496
Management fees	-	140,436	(140,436)	(e)	121,931
			67,795	(e)	
			54,136	(f)	
General and administrative	112,789	91,541	859	(i)	205,189
Interest expense	-	-	252,000	(c)	351,040
			99,040	(d)	
Depreciation and amortization	-	-	567,020	(g)	567,020
Total expenses	112,789	1,041,053	900,414		2,054,256
Other income	3,608	-	-		3,608
Net income (loss)	$ (109,181)	$ 494,537	$ (1,006,447)	$	(621,091)
Allocation of net loss:					
Net loss allocated to general partners	$ (12)	$ -	$ -	$	(68)
Net loss allocated to limited partners	$ (109,169)	$ -	$ -	$	(621,023)
Weighted average number of limited partnership units outstanding	92,143	-	289,252	(h)	381,395
Loss per limited partnership unit	$ (1.18)	$ -	$ -	$	(1.63)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Notes to Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

a.   Reflects the Partnership's historical balance sheet as of December 31, 2003.

b.   Reflects the acceptance of 516,481 limited partnership units as of December 31, 2003 which were actually accepted between January 1, 2004 and February 1, 2004, the last date subscriptions were accepted prior to the purchase of the Woodall Rodgers Property. Gross proceeds from the 516,481 limited partnership units were $4,840,665. The difference between gross proceeds and the net offering proceeds recorded of $4,553,334 represents broker's commissions, dealer management fees and the reimbursement of certain costs previously paid by Behringer Harvard Holdings LLC, an affiliate. Of the $287,331 of such costs, $286,472 was recorded as an offset to partners' capital and $859 was recorded as expense.

c.   Reflects the acquisition of the Woodall Rodgers Property by the Partnership for $10,863,386 including the funding of prepaid assets and accounts receivable of $36,170 and assumed current liabilities and tenant's security deposits of $190,261. The acquisition was funded with $7,073,125 of cash from the Partnership's public offering, $3,600,000 of debt and the acquisition of $190,261 of current liabilities and tenant's security deposits. The Partnership allocated its purchase price to the following tangible and intangible assets and estimated the following remaining useful lives as follows:

Description	Allocation	Estimated Useful Life
Land	$ 2,913,451	-
Building	6,270,980	25 years
Above/below market leases, net	385,713	3.5 years
Tenant improvements & leasing commissions	716,206	3.5 years
In-place leases	361,279	3.5 years
Tenant relationships	179,587	8.5 years
Other assets	36,170	-
	$ 10,863,386	

The Partnership allocated the purchase price to the above tangible and identified intangible assets based on their fair values in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" as follows:

Above-market and below-market in-place lease values were based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the respective leases. This analysis was performed on a lease by lease basis. The above-market and below-market in-place leases will be amortized over the term of the respective leases as an offset to rental revenue.

The aggregate value for tenant improvements and leasing commissions were based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The tenant improvements and leasing commissions will be amortized to depreciation and amortization expense over the remaining term of the applicable lease.

The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases includes an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions, and the costs to execute similar leases. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, management included such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal and tenant improvements as wells as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis. The values of in-place leases are amortized to depreciation and amortization expense over the remaining non-cancelable term of the respective leases. The value of tenant relationships is amortized over the remaining term of the lease plus assumed renewals to depreciation and amortization expense.

Amounts allocated to land are derived from appraisals. Amounts allocated to buildings are calculated and recorded as if the building was vacant upon purchase which was calculated as replacement cost less depreciation. The value of the building is depreciated over the estimated useful life of 25 years using the straight-line method.

d.   Reflects financing costs incurred in connection with obtaining the debt.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

a.   Reflects the historical operations of the Partnership for the year ended December 31, 2003.

b.   Reflects the historical revenues and certain expenses of the Woodall Rodgers Property for the year ended December 31, 2003.

c.   Reflects the interest expense associated with the $3,600,000 debt obtained in connection with the purchase of the Woodall Rodgers Property. The debt bears interest at a rate 7.0% per annum and requires monthly payments of interest only and has an original term of six months. It is assumed that this six month debt facility would be renewed for an additional six months under similar terms for the purpose of this Pro Forma Condensed Consolidated Statement of Operations. Management of the Partnership is currently negotiating with several financial institutions regarding financing for the Woodall Rodgers Property with a term more approximating the anticipated holding period for the Woodall Rodgers Property of between three and five years.

d.   Reflects the amortization of deferred financing fees associated with the $3,600,000 debt obtained in connection with the purchase of the Woodall Rodgers Property. It is assumed that this six month debt facility would be renewed for an additional six month term with fees associated with the renewal similar to the fees incurred for the original facility for the purpose of this Pro Forma Condensed Consolidated Statement of Operations.

e.   Reflects the addition of property management fees associated with the management of the Woodall Rodgers Property by HPT Management Services LP, an affiliate of the Partnership, and the elimination of the historical property management fees of $140,436. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

f. Reflects asset management fees associated with the Woodall Rodgers Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

g. Reflects depreciation and amortization of the Woodall Rodgers Property using the straight-line method over the estimated useful lives of the assets and liabilities.

h. Amounts calculated as follows:

- Issuance of units through February 1, 2004	516,481
Less:	
- Units not utilized in the acquisition of the Woodall Rodgers Property	(227,229)
	289,252

i. Reflects the expense of organization costs reimbursed to Behringer Harvard Holdings, LLC associated with the acceptance of 516,481 limited partnership units as of December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Short-Term Opportunity Fund I LP

**By: Behringer Harvard Advisors II LP
Co-General Partner**

Dated: April 26, 2004   By:/s/   Gary S. Bresky
                                              Gary S. Bresky
                                              Chief Financial Officer and Treasurer